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                                               FARMERS & MERCHANTS SEC FORM 8-K.
                                                                       EXHIBIT 3


                  AMENDMENT TO THE ARTICLES OF INCORPORATION OF

                        FARMERS & MERCHANTS BANCORP, INC.

FOURTH. The number of shares which the Corporation is authorized to have outstanding is 6,500,000 shares all of which shall be common shares, without par value (the "Shares."). The holders of the Shares are entitled at all times, except in the election of directors where the Shares may be voted cumulatively, to one (1) vote for each Share and to such dividends as the Board of Directors (herein called the "Board") may in its discretion periodically declare. In the event of any liquidation, dissolution or winding up of the Corporation, the remaining assets of the Corporation after the payment of all debts and necessary expenses shall be distributed among the holders of the Shares pro rata in accordance with their respective Share holdings.

NINTH. Except as otherwise required by these Articles and notwithstanding any provision of law requiring any greater affirmative vote, any amendments to these Articles may be made, by the affirmative vote of the holders of 66 2/3% of the total number of shares voted with respect to such proposed amendment, including for the purposes of this Article NINTH shares voted for, against or abstain, but excluding any shares not voted, provided however, that the total number of shares voted in favor of the amendment represent at least a simple majority of the total voting power of the Corporation. In addition to the foregoing voting requirements, any amendment of these Articles that is inconsistent with, or would have the effect of altering or repealing the provisions of Article SIXTH of the Corporation's Articles of Incorporation shall require the affirmative vote of the holders of Shares that would be required to approve a transaction under the provisions of Article SIXTH.